Capstone Turbine Corporation

16640 Stagg Street

Van Nuys, California 91406

October 7, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capstone Turbine Corporation
Registration Statement on Form S-3 filed July 29, 2019, as amended
File No. 333-232867

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Capstone Turbine Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 9, 2019, at 5:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Mitzi Chang of Goodwin Procter LLP at (415) 733-6017.

Sincerely,
Capstone Turbine Corporation

/s/ Darren Jamison
Darren Jamison
President and Chief Executive Officer

cc:	Eric Hencken, Interim Chief Financial Officer and Chief Accounting Officer, Capstone Turbine Corporation Jocelyn Arel, Esq., Goodwin Procter LLP